                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13d-1

                   Under the Securities Exchange Act of 1934


                         AMERITRANS CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common stock, $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03073H108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].


-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 267166102                   13G                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Gary C. Granoff

          ###-##-####

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            339,808
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             10,900
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             339,808
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       10,900

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       350,708

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [ X ]

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       19.0%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                      13G                     Page 3 of 5 Pages


Item 1.   (a)  Name of Issuer:
               Ameritrans Capital Corporation
               -----------------------------------------------------------------
          (b)  Address of Issuer's Principal Executive Offices:
               747 Third Avenue, 4th Fl, NY NY 10017
               -----------------------------------------------------------------
Item 2.   (a)  Name of Person Filing:
               Gary C. Granoff
               -----------------------------------------------------------------
          (b)  Address of Principal Business Office, or if None, Residence:
               c/o Elk Associates Funding Corporation, 747 Third Ave. 4th Fl.
                    NY NY 10017
               -----------------------------------------------------------------
          (c)  Citizenship
                              U.S.A.
                           -----------------------------------------------------
          (d)  Title of Class of Securities:
               Common Stock, Par Value $.0001
               -----------------------------------------------------------------
          (e)  CUSIP Number:
                              03073H108
                           -----------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is: N/A

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 7(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

          (e) [ ] Investment Company registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see Section 240.13d-1(b)(ii)(F), see Item 7,

          (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G), see Item 7,

          (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).


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                                      13G                     Page 4 of 5 Pages

Item 4.   Ownership.

          If more than five percent of the class is owned, indicate:

          (a)  Amount beneficially owned: 350,708
                                         --------------------------------------,

          (b)  Percent of class: 19.0%
                                 ----------------------------------------------,

          (c)  Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote  339,808
                                                                ---------------,

                    (ii) Shared power to vote or to direct the vote  10,900
                                                                   ------------,

                    (iii) Sole power to dispose or to direct the disposition of
                            333,808
                          -----------------------------------------------------,

                    (iv) Shared power to dispose or to direct the disposition of
                            10,900
                         --------------------------------------------------, and


          (d)  Shares which there is a right to acquire:  30,000
                                                       ------------------------.

Item 5.   Ownership of Five Percent or Less of a Class.

          N/A

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A

Item 9.   Notice of Dissolution of Group.

          N/A

Item 10.  Certification.

          By signing below -I/we- certify that, to the best of my/our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                      13G                     Page 5 of 5 Pages


                                   Signature


          After reasonable inquiry and to the best of my knowledge and belief, -I/we- certify that the information set forth in this statement is true, complete and correct.


Date:  December 27, 1999

/s/ Gary C. Granoff
-----------------------------------
                       (Signature)*

    Gary C. Granoff
-----------------------------------
                       (Name/Title)


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 16 U.S.C. 1001).

* Excludes 24,933 shares owned by Mr. Granoff's wife as to which he disclaims beneficial ownership. Also includes 10,500 shares owned by one of Mr. Granoff's sons as to which shares he does not exercise any control and disclaims beneficial ownership. Includes 30,000 options for the purchase of 30,000 shares of common stock, par value $.0001, which options are exercisable immediately and expire five years from the date of grant. Also includes 10,900 shares owned by the Granoff Family Foundation, a charitable foundation for which Mr. Granoff and his father, mother and brother are trustees. Also includes 35,321 shares held by Mr. Granoff as trustee for his children and other family members. Also includes 261 shares held by GCG Associates Inc., a corporation owned by Mr. Granoff. Also includes 76,084 shares owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff.

(022397DTI)